Exhibit(a)(3)

SUPERIOR ESSEX INC.

150 Interstate North Parkway

Atlanta, Georgia 30339

July 1, 2008

Dear Superior Essex Stockholder:

As you know, on June 11, 2008, Superior Essex entered into a merger agreement with LS Cable Ltd. Under the terms of the merger agreement, Cyprus Acquisition Merger Sub, Inc. (“Purchaser”), an indirect wholly owned subsidiary of LS Cable, has commenced a tender offer today to acquire all of the outstanding shares of common stock of Superior Essex for $45 per share, net to the seller in cash, without interest. The tender offer is subject to certain conditions, including the acquisition by the Purchaser in the tender offer of a majority of the outstanding shares on a fully diluted basis and the receipt of U.S. and certain international regulatory approvals.

Following the completion of the tender offer, Purchaser will merge with and into Superior Essex, and shares of Superior Essex common stock not acquired in the offer will be converted into the right to receive the same $45.00 per share cash price paid in the tender offer, without interest.

The tender offer is scheduled to expire at 5:00 p.m., New York City time, on July 30, 2008, unless extended in accordance with the terms of the merger agreement.

The Superior Essex Board of Directors has determined that the terms of the tender offer, the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of Superior Essex and its stockholders, and recommends that Superior Essex stockholders ACCEPT the tender offer and tender their shares of Superior Essex common stock in the tender offer.

In arriving at its recommendation, the Superior Essex Board of Directors considered a number of factors that are discussed in the attached solicitation/recommendation statement on Schedule 14D-9.

In addition, enclosed are LS Cable’s offer to purchase, letter of transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares of Superior Essex common stock in the tender offer. We urge you to read these documents and to consider this information carefully.

We believe this transaction is an outstanding result for our stockholders and our company, and I thank you for the support you have given to Superior Essex over the years.

Very truly yours,

Stephen M. Carter

President and Chief Executive Officer